EXHIBIT 21
SUBSIDIARIES OF MERCER INTERNATIONAL INC.

		Shareholding
		at Year End
	Jurisdiction
Name of Subsidiary(1)	of Incorporation	Direct	Indirect

Zellstoff-und Papierfabrik Rosenthal GmbH & Co. KG	Germany	—	100%
Zellstoff Stendal GmbH	Germany	—	63.6%
Zellstoff Celgar Limited	Canada	100%	—
Dresden Papier GmbH	Germany	—	100%

(1)	All the subsidiaries are conducting business under their own names.